Exhibit 77 (E) for Van Kampen International Advantage Fund

A class action complaint was brought against the Adviser and other defendants relating to the operations of another fund that merged into the Fund in 2004. The complaint generally alleges that the defendants breached their duties of care to long-term shareholders of the merged Fund by valuing portfolio securities at the closing prices of the foreign exchanges on which they trade without accounting for significant market information that became available after the close of the foreign exchanges but before calculation of net asset value. As a result, the complaint alleges, short-term traders were able to exploit stale pricing information to capture arbitrage profits that diluted the value of shares held by long-term investors. The complaint seeks unspecified compensatory damages, punitive damages, fees and costs. On October 16, 2006, pursuant to an Order of the United States Supreme Court finding a lack of appellate jurisdiction, the federal court of appeals vacated a prior order of the district court dismissing the case with prejudice, and remanded the case to the Illinois state court where it had been filed. In November 2006, defendants again removed the case to the federal district court based on intervening authority. In December 2006, plaintiffs moved to remand the case back to Illinois state court. In July 2007 the federal district court again remanded the case to the state Circuit Court in Madison County, Illinois. On October 24, 2007, the Adviser and the Fund filed a motion to dismiss in the Circuit Court, which the court denied on May 20, 2008. Defendants sought an interlocutory appeal of that ruling but agreed to continue their motion in light of a similar appeal filed by another mutual fund that was already pending in the Illinois appellate court. The Circuit Court stayed discovery pending the outcome of that appeal, Kircher v. Putnam (5th Dist. App. No. 5-08-0260). A status conference before the Circuit Court is set for December 16, 2009. While defendants believe that they have meritorious defenses, the ultimate outcome of this matter is not presently determinable at this stage in the litigation.